January 14, 2025

Timothy T. O   Dell
Chief Executive Officer
CF Bankshares Inc.
4960 E. Dublin Granville Road, Suite #400
Columbus, OH 43081

       Re: CF Bankshares Inc.
           Registration Statement on Form S-3
           Filed January 7, 2025
           File No. 333-284171
Dear Timothy T. O   Dell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Anthony D. Weis, Esq.